UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934*

Maxeon Solar Technologies, Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Y58473102

(CUSIP Number)

JIANG Yuan

Tianjin Zhonghuan Semiconductor Co., Ltd.

No. 12 East Haitai Road

Huayuan Industrial Park, Hi-tech Industrial Zone

Tianjin, 300384

People’s Republic of China

+86-22-23789766-3203

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons Zhonghuan Singapore Investment and Development Pte. Ltd.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Singapore
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 10,785,692
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 10,785,692
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,785,692
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 25.1%
(14)	Type of Reporting Person CO

(1)	Names of Reporting Persons Tianjin Zhonghuan Semiconductor Co., Ltd.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization China
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 10,785,692
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 10,785,692
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,785,692
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 25.1%
(14)	Type of Reporting Person CO

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed by the Reporting Persons named therein with the Securities and Exchange Commission on September 8, 2020 (the “Schedule 13D”) with respect to Maxeon Solar Technologies, Ltd. (the “Issuer”). Except as specifically amended and supplemented by this Amendment, the Schedule 13D remains in full force and effect. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby supplemented by adding the following:

The name, business address and present principal occupation of each of the directors and executive officers of TZS Parent and each of the directors of TZS as of the date hereof is set forth in Schedule A hereto, which amends and restates Schedule A to the Schedule 13D in its entirety. As of the date hereof, TZS does not have any executive officers.

During the last five years, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of their respective directors or executive officers (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

On April 20, 2021, the Issuer closed an underwritten public offering of 6,944,445 Ordinary Shares at a price of US$18.00 per share (the “Offering”). Concurrently with the Offering, TZS purchased 1,870,000 Ordinary Shares from the Issuer at the same per share price as in the Offering for an aggregate purchase price of US$33.66 million (the “Private Placement”), pursuant to that certain Ordinary Share Purchase Agreement, dated April 13, 2021, by and between the Issuer and TZS (the “Ordinary Share Purchase Agreement”). The source of funds used for the Private Placement was funds of TZS Parent and its affiliates available for investment.

The information disclosed in this Item 3 does not purport to be complete and is qualified in its entirety by reference to the Ordinary Share Purchase Agreement, a copy of which is attached hereto as Exhibit 7.08, and which is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

The Reporting Persons acquired the Ordinary Shares pursuant to the Private Placement as described in Item 3 of this Amendment, which is incorporated herein by reference. The purpose of the Private Placement was for the Reporting Persons to maintain their strategic minority interest in the Issuer in connection with the Offering.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Ordinary Share Purchase Agreement, a copy of which is attached hereto as Exhibits 7.08, and which is incorporated herein by reference in their entirety.

Other than as described in Item 3 and Item 4 of this Amendment or as previously reported in the Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the Shareholders Agreement and depending on the factors discussed herein, the Reporting Persons, at any time and from time to time, may review, reconsider and/or change their position or purpose or formulate different plans or proposals with respect thereto and, at any time and from time to time, may seek to influence the Board or management of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The responses of the Reporting Persons to Rows 7 through 13 of the cover pages of this Amendment are incorporated herein by reference. As of the date hereof, TZS is the direct owner of and may be deemed to have shared voting and dispositive power with respect to, and TZS Parent may be deemed to beneficially own and have shared voting and dispositive power with respect to, 10,785,692 Ordinary Shares, representing approximately 25.1% of the outstanding Ordinary Shares (such percentage is based on 43,040,681 Ordinary Shares outstanding as of immediately after the consummation of the Offering and the Private Placement on April 20, 2021).

(c) Except for the purchase of Ordinary Shares in connection with the Private Placement as described in Item 3 of this Amendment, during the past 60 days none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of their respective directors and executive officers has effected any transactions in Ordinary Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Items 3 and 4 of this Amendment are incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

7.08	Ordinary Share Purchase Agreement, dated April 13, 2021, by and between the Issuer and TZS (incorporated by reference to Exhibit 99.2 to the Form 6-K filed by the Issuer on April 16, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2021

Tianjin Zhonghuan Semiconductor Co., Ltd.

By:	/s/ SHEN Haoping
Name:	SHEN Haoping
Title:	Director

Zhonghuan Singapore Investment and Development Pte. Ltd.

By:	/s/ QIN Shilong
Name:	QIN Shilong
Title:	Director

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF

TIANJIN ZHONGHUAN SEMICONDUCTOR CO., LTD.

Set forth below are the name and current principal occupation or employment of each director and executive officer of TZS Parent. The business address of each of the directors and executive officers is No. 12 East Haitai Road, Huayuan Industrial Park, Hi-tech Industrial Zone, Tianjin, 300384, People’s Republic of China.

Name	Principal Occupation or Employment	Citizenship
LI Dongsheng	Chairman of board of directors of TZS Parent	China

SHEN Haoping	Vice chairman and general manager of TZS Parent; director and senior vice president of TCL Technology Group Corporation	China

LIAO Qian	Director of TZS Parent	China

YU Kexiang	Director of TZS Parent	China

AN Yanqing	Director of TZS Parent	China

ZHANG Changxu	Chief financial officer, deputy general manager and director of TZS Parent	China

CHEN Rongling	Independent director of TZS Parent; senior consultant of ASML (China) Dutch Lithography Equipment Company and independent director of Daqo New Energy Co., Ltd.	U.S.

ZHOU Hong	Independent director of TZS Parent; deputy general manager and board secretary of Avary Holding (Shenzhen) Co., Ltd.	China

BI Xiaofang	Independent director of TZS Parent; professor of Tianjin University of Finance and Economics	China

MAO Tianxiang	Chairman of board of supervisors of TZS Parent	China

QIN Xiangling	Supervisor of TZS Parent	China

ZHAO Chunlei	Supervisor of TZS Parent	China

QIN Shilong	Deputy general manager and board secretary of TZS Parent; director of TZS	China

WANG Yanjun	Deputy general manager of TZS Parent	China

WANG Yan	Deputy general manager of TZS Parent	China

JIANG Yun	Deputy general manager of TZS Parent	China

XU Qiang	Deputy general manager of TZS Parent	China

QIN Li	Deputy general manager of TZS Parent	China

YANG Yongsheng	Deputy general manager of TZS Parent	China

DIRECTORS OF

ZHONGHUAN SINGAPORE INVESTMENT AND DEVELOPMENT PTE. LTD.

Set forth below are the name and current principal occupation or employment of each director of TZS. The business address of each of the directors and executive officers is c/o No. 12 East Haitai Road, Huayuan Industrial Park, Hi-tech Industrial Zone, Tianjin, 300384, People’s Republic of China.

Name	Principal Occupation or Employment	Citizenship
QIN Shilong	Deputy general manager and board secretary of TZS Parent	China
ZHANG Changxu	Chief financial officer, deputy general manager and director of TZS Parent	China
Fabian Bong Tuck Mun	Administration	Singapore